PE
02/15/2013

NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





13000335

DIVISION OF
CORPORATION FINANCE

February 15, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/15/13

Jason Cohen
Starwood Hotels & Resorts Worldwide, Inc.
jason.cohen@starwoodhotels.com

Re: Starwood Hotels & Resorts Worldwide, Inc.

Dear Mr. Cohen:

This is in regard to your letter dated February 15, 2013 concerning the shareholder proposal submitted by Paul LeFort, Eileen LeFort, and the Christopher Reynolds Foundation for inclusion in Starwood's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Starwood therefore withdraws its January 28, 2013 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: Susan Baker
Trillium Asset Management, LLC
sbaker@trilliuminvest.com

starwood
Hotels and
Resorts

One StarPoint
Stamford, CT 06902
United States

February 15, 2013

VIA E-MAIL (shareholderproposals@sec.gov)
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: *Withdrawal of Stockholder Proposal from Trillium Asset Management Pursuant to Rule 14a-8*

Ladies and Gentlemen:

On January 28, 2013, Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (the "***Company***"), submitted a letter requesting concurrence from the staff of the Division of Corporation Finance that the Company could properly exclude from its proxy materials for the Company's 2013 annual meeting of stockholders the proposal (the "***Proposal***") submitted by Paul and Eileen LeFort, The Christopher Reynolds Foundation and Trillium Asset Management (collectively, the "***Proponents***") relating to a sustainability report.

On February 14, 2013, Trillium Asset Management sent an e-mail to the Company confirming that Trillium Asset Management was withdrawing the Proposal on behalf of the Proponents (the "***Withdrawal Notice***"). A copy of the Withdrawal Notice is attached hereto as Exhibit A. In reliance on the Withdrawal Notice, the Company hereby withdraws its January 28, 2013 request for no-action relief with respect to the Proposal.

A copy of this letter is being provided to the Proponents. If you have any questions or require additional information concerning this matter, please do not hesitate to contact me at (203) 964-6025.

Very truly yours,



Jason Cohen
Vice President – Legal
Starwood Hotels & Resorts Worldwide, Inc.

Enclosures
cc: Trillium Asset Management
Paul and Eileen LeFort
The Christopher Reynolds Foundation

CLI-2073830v2

<u>Exhibit A</u>

The Proponents' Withdrawal Notice

See Attached.

From: Susan Baker [mailto:SBaker@trilliuminvest.com]
Sent: Thursday, February 14, 2013 11:51 AM
To: Cohen, Jason
Subject: RE: Confirmation of Withdrawal

Jason:

This email serves as confirmation that upon successful negotiations Trillium Asset Management, LLC ("Trillium") has withdrawn the sustainability reporting shareholder proposal (the "Proposal") filed on November 19, 2012 by Trillium on behalf of the proponents Paul and Eileen LeFort and The Christopher Reynolds Foundation. Trillium has been granted full authority by each proponent to withdraw the proposal on their behalf.

Trillium further understands that Starwood Hotels & Resorts Worldwide, Inc. will provided this confirmation to the Securities and Exchange Commission as documentation evidencing the withdrawal of the Proposal.

Thank you.

Best regards,

Susan

Susan Baker
Vice President, Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC
T (617) 532 6681
sbaker@trilliuminvest.com

From: Cohen, Jason [mailto:Jason.Cohen@starwoodhotels.com]
Sent: Wednesday, February 13, 2013 6:40 PM
To: Susan Baker
Subject: Confirmation of Withdrawal

Dear Ms. Baker,

Please confirm via a reply to this email that Trillium Asset Management, LLC ("Trillium") has withdrawn the shareholder proposal (the "Proposal") filed by Trillium on behalf of Paul and Eileen LeFort and The Christopher Reynolds Foundation (the "Proponents") on November 19, 2012 requesting Starwood Hotels & Resorts Worldwide, Inc. (the "Company") to issue an annual sustainability report. Please also confirm that Trillium has been granted the full authority to withdraw the Proposal on behalf of each of the Proponents. Finally, please confirm your understanding that the Company intends to provide your confirmation to the Securities and Exchange Commission as documentation evidencing the withdrawal of the Proposal.

Very truly yours,

Jason Cohen
Vice President – Legal
Starwood Hotels & Resorts Worldwide, Inc.

starwood
Hotels and
Resorts

One StarPoint
Stamford, CT 06902
United States

January 28, 2013

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: *Omission of Stockholder Proposal from Trillium Asset Management Pursuant to Rule 14a-8*

Ladies and Gentlemen:

On behalf of Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (the "***Company***"), I am enclosing a copy of a proposal (the "***Proposal***") submitted by Paul and Eileen LeFort, The Christopher Reynolds Foundation and Trillium Asset Management (collectively, the "***Proponents***") for inclusion in the Company's proxy materials ("***2013 Proxy Materials***") for the Company's 2013 annual meeting of stockholders (the "***2013 Annual Meeting***"). For the reason set forth below, the Company intends to omit the Proposal from the 2013 Proxy Materials and requests, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, confirmation from the staff of the Division of Corporation Finance (the "***Staff***") that it will not recommend enforcement action to the Securities and Exchange Commission (the "***Commission***") if the Company omits the Proposal.

Attached hereto as Exhibit A is a copy of the letter, dated November 19, 2012, from the Proponents submitting the Proposal (the "***Proponents' Letter***"). Attached hereto as Exhibit B are copies of letters and other information, dated between November 19 and November 26, 2012, received by the Company with respect to the Proponents' beneficial ownership of the Company's Common Stock (the "***Ownership Materials***"). In accordance with Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008) ("***SLB 14D***"), the Company has submitted this letter together with the Proposal to the Staff via e-mail at shareholderproposals@sec.gov in lieu of mailing paper copies. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2013 Proxy Materials with the Commission.

Pursuant to Rule 14a-8(j), we have concurrently sent a copy of this correspondence to the Proponents as notice of the Company's intent to exclude the Proposal from the 2013 Proxy Materials. Rule 14a-8(k) and SLB 14D provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Staff. If the Proponents elect to submit correspondence to the Staff with respect to the Proposal, we hereby request that the Proponents concurrently furnish a copy of that correspondence to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal requests that the Company's "Board of Directors begin issuing an annual sustainability report (at reasonable cost and omitting proprietary information) by October 2013."

BASIS FOR EXCLUSION

The Company believes that the Proposal may be omitted from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

ANALYSIS

The Company May Exclude the Proposal Under Rule 14a-8(i)(10) As Substantially Implemented

Background

Rule 14a-8(i)(10) permits the Company to exclude the Proposal from the 2013 Proxy Materials if the Company has already substantially implemented the proposal. In 1983, the Commission adopted the "substantially implemented" standard after recognizing that the "previous formalistic application" of the rule defeated its purpose, which is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *See* Exchange Act Release No. 20091 (Aug. 16, 1983) (the "***1983 Release***"); *see also* Exchange Act Release No. 12598 (Sep. 7, 1976). The Commission adopted a revision to the rule in 1983 to permit the omission of proposals that had been "substantially implemented." *See* 1983 Release. The 1998 amendments to the proxy rules reaffirmed this position. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991).

The Staff has consistently concurred with the exclusion of proposals requesting reports where the company has addressed the subject matter of the proposal in other publications. For example, in *MGM Resorts International* (available February 28, 2012), the Staff concurred that MGM Resorts International could exclude a report requesting that the company issue a report on the company's sustainability policies and performance, including multiple, objective statistical indicators, where the company had already published an annual sustainability report and noted its intention to publish a similar report in the next year. Similarly, in *Abercrombie & Fitch, Co.* (available February 20, 2012), the Staff concurred with the exclusion of a proposal requesting that the company's board of directors prepare a sustainability report addressing strategies to reduce greenhouse gas emissions, energy efficiency measures and other environmental and social impacts, where Abercrombie & Fitch, Co. already released a comprehensive "Corporate Responsibility Report" and made this report freely available on the company's website. In both *MGM Resorts International* and *Abercrombie & Fitch, Co.*, the Staff noted that the company's "public disclosures compared favorable with the guidelines of the proposal" and that the company had "therefore, substantially implemented the proposal." *See also ConAgra Foods, Inc.* (July 3, 2006) (permitted exclusion of a sustainability report proposal as substantially implemented where the company already published a report containing generally the type of information requested in the proposal); *General Electric Company* (Feb. 24, 2011) (permitted exclusion of a proposal requesting a report on legislative and public policy activities when the company, after its receipt of the proposal, prepared a report addressing that subject and posted it on its website); and *Exelon Corporation* (Feb. 17, 2011) (permitted exclusion of a proposal requesting a report on political activities when the company, after its receipt of the proposal, published on its website a report addressing that subject).

Furthermore, under Rule 14a-8(i)(10), the Staff has concurred in the exclusion of proposals when a company has satisfied the essential objectives of the proposal, even if the method of implementation is not exactly as proposed by the proponent. For example, the Staff concurred with the exclusion of a stockholder proposal requesting that the company prepare a global warming report where the company had already published a report that contained information relating to the company's environmental initiatives. *See Caterpillar, Inc.* (Mar. 11, 2008); *Wal-Mart Stores, Inc.* (Mar. 10, 2008); *PG&E Corp.* (Mar. 6, 2008); *The Dow Chemical Co.* (Mar. 5, 2008); and *Johnson & Johnson* (Feb. 22, 2008). Similarly, in *Alcoa Inc.* (available February 3, 2009) the Staff concurred with the exclusion of a proposal requesting a report on global warming where the company already prepared an environmental sustainability report. In *Raytheon Co.* (available January 25, 2006), the Staff concurred with the exclusion of a proposal requesting that the board of directors issue a sustainability report to stockholders where the company already published on its website a "Stewardship Report," which addressed substantially all of the areas suggested by the proposal.

The Company has Satisfactorily Addressed Both the Proposal's Underlying Concerns and its Essential Objective; thus, the Proposal has been Substantially Implemented

As previously stated, Rule 14a-8(i)(10) requires that for substantial implementation to be met, a company's actions must adequately address both the proposal's underlying concerns and its essential objective. Here, the Proposal's main concern is that the Company disclose its strategies for a variety of social, environmental and government practices, and the essential objective is for the Company to report its strategies.

The Company currently discloses its sustainability policies on its corporate website within the Global Citizenship pages, where it discusses its global citizenship policies and reporting practices, environmental initiatives, community initiatives, charitable giving and its relief fund to ensure safe living conditions for its and its franchise associates after natural disasters or displacement. On its Global Citizenship Policies and Reporting webpage, the Company outlines its policies with respect to environmental sustainability, human rights policy and human trafficking policies and its reports of its sustainability practices through the Carbon Disclosure Project ("***CDP***"). Copies indicating the reports and policies available through the Global Citizenship website are attached hereto as Exhibit C.

As the supporting statement in the Proposal itself recognizes, the Company annually discloses its emission and water reduction programs and targets through the CDP. As part of this project, the Company is committed to annually report and publicly disclose the carbon footprint of all of its operations, including franchise, through the Carbon Disclosure Project Survey. The Company also began reporting critical water-related data to the CDP via the Water Disclosure project and supply chain-related data through the CDP Supply Chain in 2011. The Company has disclosed its plan to reduce water consumption by 20% and to help reduce their energy consumption by 30% by 2020 across all owned, managed and franchised properties. In addition, the Company partners with the global NGO, Conversation International, to help set and achieve their goals.

The Company also publicly communicates its desire to be a leader in environmental sustainability. The Company publishes hotel brochures, which describe specific hotel initiatives, including information about how the Company incorporates sustainability policies in its operations. For example the brochure for the "Element" brand of hotels describes the introduction of this hotel brand as the first LEED-certified hotel brand which "integrates green design, construction and operational best practices while showcasing how a sustainability initiative can be good for business while making [the Company's] guests happy." The related brochure describes rooms featured with carpets with up to 100% recycled content, low VOC (volatile organic compounds) points which improve indoor air quality, low-flow faucets and fixtures help save water, compact fluorescent light bulbs use about 75% less energy than standard incandescent bulbs, and energy-efficient appliances use approximately 30% less energy. In addition, several other of the Company's brands, including Aloft, have a LEED alternative development roadmap. The Company also discloses its efforts to develop "Sustainable Meeting Practices" for hotel guests, helping to reduce the carbon impact these meetings can sometimes have. In 2012, the Company launched a Sustainable Food and Beverage Policy and divisional sustainable seafood guidance that is aimed at minimizing unsustainable food and beverage policies.

Along with environmental sustainability disclosure, the Company also discloses to investors its policies and initiatives on social sustainability. On the Company website, the Company sets forth its policies on human rights and human trafficking. Furthermore, the corporate website describes the Company's initiatives towards local area restoration, preservation and beautification projects at more than 1,112 properties across 100 countries. One metric that illustrates the Company's devotion to social sustainability is their partnership with UNICEF. Since 1995, the Company has maintained a partnership with UNICEF and raised over $25 million.

As stated above, the Staff has previously concurred with no-action requests in situations where companies made disclosures through a variety of publications that contained the information stockholders requested be disclosed. In granting such no-action requests, the Staff has not required companies to utilize the exact method of implementation as proposed by the proponent, as long as the companies have satisfied the essential objectives of the proposals. Here, the Company has addressed the underlying concerns and objectives of the Proposal through its publications on its website and other publicly available communications. The supporting statement to the Proposal specifically indicates that "investors increasingly seek disclosure of companies' social, environmental and governance practices in the belief that they impact shareholder value." The Proposal outlines specific concerns relating to the "environmental footprint for Hotel & Restaurant companies," including water use and water pollution, climate change and waste generation. As discussed above, the Company's website, reporting initiatives with the CDP and other publications specifically address the Company's efforts to reduce its environmental footprint and its programs and strategies regarding water reduction programs, reducing its carbon footprint and other sustainability policies. The Proposal leaves the form and content of the specific report to the Company's discretion, merely recommending that the Company include its definition of sustainability and provide a company-wide review of its policies and metrics related to long-term social and environmental sustainability. As discussed above, the disclosures made available through the Company's Global Citizenship website address many of these recommendations and provides metrics about the Company's efforts for long-term social and environmental sustainability.

Instances in which the Staff did not concur with the exclusion of sustainability report proposals on the grounds of substantial implementation are distinguishable from the facts here. In situations where the Staff has not concurred with the exclusion of sustainability report proposals, the companies did not identify specific initiatives, failed to provide sufficient information relating to its practices or indicators in the publications that would allow stockholders to evaluate corporate performance or provided only general views regarding corporate citizenship and cross-references to other public disclosures. *See, e.g., Boston Properties* (Jan. 28, 2011) (proposal was not excludable where the company only included a general overview of sustainability on the corporate website, but failed to identity social sustainability initiatives or identify factors to measure the success of any initiatives); *Wendy's International, Inc.* (Feb. 21, 2006) (proposal was not excludable where the stockholder proponent argued that the company's current sustainability report "provide[d] little information on 'practices' and no 'indicators' that would allow stockholders to assess corporate performance"); *Terex Corporation* (Mar. 18, 2005) (proposal was not excludable where the company only included on its website its views regarding corporate citizenship and cross-references to its other public disclosures rather than preparing and publishing a report). Unlike these examples, the Company has identified specific initiatives and metrics in relation to their sustainability practices. The Company has detailed numerous specific actions that it is taking to the general sustainability interests of investors. Furthermore by disclosing particular goals such as the Company's plan to reduce water consumption reduction by 20% by 2020, the Company has given stockholders identifiable metrics to gauge the Company's corporate sustainability performance.

CONCLUSION

For the reasons stated above, the Company believes that the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(10). Accordingly, I respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal in its entirety from the 2013 Proxy Materials.

I would be happy to provide you with any additional information or answer any questions that you may have regarding this matter. Please do not hesitate to contact me at (203) 964-6025 if I can be of any further assistance in this matter.

Very truly yours,



Jason Cohen
Vice President – Legal
Starwood Hotels & Resorts Worldwide, Inc.

Enclosures

cc: Trillium Asset Management
Paul and Eileen LeFort
The Christopher Reynolds Foundation

Exhibit A

The Proponents' Letter and the Proposal

See Attached.


Celebrating 30 Years
TRILLIUM
ASSET MANAGEMENT

Delivering Sustainable Investments Since 1982

November 19, 2012

Kenneth S. Siegel
Corporate Secretary
Starwood Hotel & Resorts Worldwide, Inc.
One StarPoint
Stamford, CT 06902


RECEIVED
2012
KENNETH S. SIEGEL

Dear Mr. Siegel:

Trillium Asset Management LLC. ("Trillium") is an investment firm based in Boston specializing in socially responsible asset management. We currently manage approximately $1.1 billion for institutional and individual clients.

We are hereby authorized to notify you of our intention to file the enclosed shareholder proposal with Starwood Hotel & Resorts Worldwide, Inc. on behalf of our clients, Paul and Eileen LeFort and The Christopher Reynolds Foundation. The concerns expressed in the proposal are also shared by our client, The Rouse Foundation, who fully support this shareholder proposal

Trillium submits this shareholder proposal for inclusion in the 2013 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, Paul and Eileen LeFort and The Christopher Reynolds Foundation each hold more than $2,000 of Starwood Hotel & Resorts Worldwide, Inc. common stock, acquired more than one year prior to today's date and held continuously for that time. Our client will remain invested in this position continuously through the date of the 2013 annual meeting. We will forward verification of the position separately. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

We would welcome discussion with Starwood Hotel & Resorts Worldwide, Inc. about the contents of our proposal.

Please direct any communications to me at (617)532-6681 or via email at sbaker@trilliuminvest.com.

We would appreciate receiving a confirmation of receipt of this letter via email.

Sincerely,

Susan Baker
Senior, Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC

cc: Frits van Paasschen, Chief Executive Officer and President

Enclosures



TRILLIUM ASSET MANAGEMENT

Investing for a Better World® Since 1982

Trillium Asset Management Corporation
www.trilliuminvest.com

November 19, 2012

Kenneth S. Siegel
Corporate Secretary
Starwood Hotel & Resorts Worldwide, Inc.
One StarPoint
Stamford, CT 06902

Dear Mr. Siegel:

Trillium Asset Management LLC. ("Trillium") is an investment firm based in Boston specializing in socially responsible asset management. We currently manage approximately $1.1 billion for institutional and individual clients.

We are hereby authorized to notify you of our intention to file the enclosed shareholder proposal with Starwood Hotel & Resorts Worldwide, Inc. on behalf of our clients, Paul and Eileen LeFort and The Christopher Reynolds Foundation.

Trillium submits this shareholder proposal for inclusion in the 2013 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, Paul and Eileen LeFort and The Christopher Reynolds Foundation each hold more than $2,000 of Starwood Hotel & Resorts Worldwide, Inc. common stock, acquired more than one year prior to today's date and held continuously for that time. Our client will remain invested in this position continuously through the date of the 2013 annual meeting. We will forward verification of the position separately. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

We would welcome discussion with Starwood Hotel & Resorts Worldwide, Inc. about the contents of our proposal.

Please direct any communications to me at (617)532-6681 or via email at sbaker@trilliuminvest.com.

We would appreciate receiving a confirmation of receipt of this letter via email.

Sincerely,



Susan Baker
Senior, Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC

cc: Frits van Paasschen, Chief Executive Officer and President

Enclosures

BOSTON	DURHAM	SAN FRANCISCO BAY
711 Atlantic Avenue	353 West Main Street, Second Floor	100 Larkspur Landing Circle, Suite 105
Boston, Massachusetts 02111-2809	Durham, North Carolina 27701-3215	Larkspur, California 94939-1741
T: 617-423-6655 F: 617-482-6179	T: 919-688-1265 F: 919-688-1451	T: 415-925-0105 F: 415-925-0108
800-548-5684	800-853-1311	800-933-4806

Sustainability Report

RESOLVED: Shareholders request that the Board of Directors begin issuing an annual sustainability report (at reasonable cost and omitting proprietary information) by October 2013.

SUPPORTING STATEMENT

Investors increasingly seek disclosure of companies' social, environmental and governance (ESG) practices in the belief that they impact shareholder value. Many investors have concluded that companies which are good employers, environmental stewards, and corporate citizens, are more likely to generate stronger financial returns, better respond to emerging issues, and enjoy long-term business success.

The United Nations' Principles for Responsible Investment is an initiative whose members seek the integration of ESG factors into investment decision making. Members collectively hold over $30 trillion in assets under management and request information on ESG factors when analyzing the risks and opportunities associated with existing and potential investments.

Sustainability reporting is on the rise globally. In 2011, 5,800 sustainability reports were published, representing a 200% increase over the number of reports published in 2006.

According to Newsweek's 2012 Green Rankings, water use, greenhouse-gas emissions and waste generation and disposal together account for more than 87% of the total environmental footprint for Hotel & Restaurant companies.

Starwood has begun disclosing emission and water reduction programs and targets through its participation in the Carbon Disclosure Project. However, the company does not, for example, disclose how it is addressing these risks in its food and beverage supply chain.

Farming accounts for approximately 70% of water used in the world. According to OECD projections, 47% of the world's population could be living under sever water stress by 2050. Further, agriculture contributes to water pollution from excess nutrients and pesticides.

Companies in Starwood's peer group are developing programs to source sustainable food products. MGM Resorts discloses offering organic and local food selections to its customers. In 2010, Marriott Hotels adopted a sustainable seafood policy. Marriott reports sourcing approximately 65% of its seafood from certified sustainable fisheries and aquaculture farms in FY2010.

Further, companies in the tourism industry are increasingly susceptible to physical risks resulting from climate change. Sea level rise and coastal erosion may lead to conflicts over coastal development plans. As extreme weather events are expected to become more frequent and intense, companies will need to make robust physical risk disclosure if investors are to make informed decisions.

We recommend that the report include Starwood's definition of sustainability and a company-wide review of company policies, and metrics related to long-term social and environmental sustainability and consider using the Global Reporting Initiative (GRI) index and checklist as reference. We believe information regarding strategies to reduce emissions, water and waste; increase sustainable sourcing in its global food supply chain, and build climate change resiliency into its operational goals would be useful to include. Information on how climate risks and adaptation is incorporated into existing strategic business plans for property expansion and development, food procurement, and protections of community infrastructure for which Starwood's workforce depends, would also be beneficial for investors.

Jonas Kron
Vice-President, Director of Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC
711 Atlantic Avenue
Boston, MA 02111

Fax: 617-482-6179

Dear Mr. Kron:

I hereby authorize Trillium Asset Management, LLC to file a shareholder proposal on my behalf at Starwood Hotels & Resorts Worldwide, Inc (HOT).

I am the beneficial owner of over $2,000 of HOT common stock that I have continuously held for more than one year. I intend to hold the aforementioned shares of stock continuously through the date of the company's annual meeting in 2013.

I specifically give Trillium Asset Management, LLC full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder proposal. I understand that my name may appear on the corporation's proxy statement as a filer of the aforementioned proposal.

Sincerely,

PAUL F. LEFORT
EILEEN M. LEFORT
Print Name

[signature]
[signature]
Signature

11/13/12
Date

Stephen Viederman *** FISMA & OMB Memorandum M-07-16 ***
To: Jonas Kron <JKron@trilliuminvest.com>
Re: HOT shareholder proposal authorization

November 13, 2012 8:27 PM

I agree

Stephen Viederman

*** FISMA & OMB Memorandum M-07-16 ***

blogging at: Fiduciaries Unite

On Nov 11, 2012, at 8:53 PM, Jonas Kron <jkron@trilliuminvest.com> wrote:

> Dear Mr. Kron:
>
> I hereby authorize Trillium Asset Management, LLC to file a shareholder proposal on behalf of the Christopher Reynolds Foundation at Starwood Hotels & Resorts Worldwide, Inc (HOT).
>
> The Christopher Reynolds Foundation is the beneficial owner of more than $2,000 of HOT's common stock that it has continuously held for more than one year. The Christopher Reynolds Foundation intends to hold the aforementioned shares of stock continuously through the date of the company's annual meeting in 2013.
>
> I specifically give Trillium Asset Management, LLC the authority, exercised in consultation with the Christopher Reynolds Foundation, to deal with any and all aspects of the aforementioned shareholder proposal. I understand that the Christopher Reynolds Foundation's name may appear on the corporation's proxy statement as the filer of the aforementioned proposal.
>
> Sincerely,
>
> __________________________
> Stephen Viederman
> Christopher Reynolds Foundation
>
> __________________________
> Date

Exhibit B

The Ownership Information

See Attached.


Celebrating 30 Years
TRILLIUM
ASSET MANAGEMENT

Delivering Sustainable Investments Since 1982℠


RECEIVED
NOV 27 2012
KENNETH S. SIEGEL

November 26, 2013

Kenneth S. Siegel
Corporate Secretary
Starwood Hotel & Resorts Worldwide, Inc.
One StarPoint
Stamford, CT 06902

Dear Mr. Siegel:

In accordance with the SEC Rules, please find the attached authorization letter from Paul and Eileen LeFort and The Christopher Reynolds Foundation as well as the custodial letters from Charles Schwab Advisor Services and Morgan Stanley documenting that each of them holds sufficient company shares to file a proposal under rule 14a-8.

Please contact me if you have any questions at (503) 592-0864; Trillium Asset Management LLC. 711 Atlantic Ave., Boston, MA 02111; or via email at jkron@trilliuminvest.com.

Sincerely,

Susan Baker
Senior, Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC

cc. Frits van Paasschen, Chief Executive Officer and President

Enclosures

Jonas Kron
Vice-President, Director of Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC
711 Atlantic Avenue
Boston, MA 02111

Fax: 617-482-6179

Dear Mr. Kron:

I hereby authorize Trillium Asset Management, LLC to file a shareholder proposal on my behalf at Starwood Hotels & Resorts Worldwide, Inc (HOT).

I am the beneficial owner of over $2,000 of HOT common stock that I have continuously held for more than one year. I intend to hold the aforementioned shares of stock continuously through the date of the company's annual meeting in 2013.

I specifically give Trillium Asset Management, LLC full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder proposal. I understand that my name may appear on the corporation's proxy statement as a filer of the aforementioned proposal.

Sincerely,

PAUL F. LEFORT
EILEEN M. LEFORT
Print Name

[signature]
[signature]
Signature

11/13/12
Date

14850 North Scottsdale Road
6th Floor
Scottsdale, AZ 85254
tel 480 922 7800
fax 480 922 7878
toll free 800 347 5105


RECEIVED
SIEGEL

MorganStanley
SmithBarney

November 19, 2012

Mr. Kenneth S. Siegel
Corporate Secretary
Starwood Hotel & Resorts Worldwide, Inc.
One StarPoint
Stamford, CT 06902

Dear Mr. Siegel,

Morgan Stanley acts as the custodian for the Christopher Reynolds Foundation.

We are writing to verify that as of this date the Christopher Reynolds Foundation currently owns 400 shares of Starwood Hotel& Resorts Worldwide common stock. We confirm that the Christopher Reynolds Foundation has beneficial ownership of at least $2000 in market value of the voting securities of Starwood Hotel & Resorts Worldwide,Inc. stock and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8 (b) (1) of the Securities Exchange Act of 1934. Further, it is their intent to hold greater than $2000 in market value through the next annual meeting of Starwood Hotel & Resorts Worldwide, Inc.

Sincerely,

Cook

Susan A. Cook
Financial Advisor
Morgan Stanley Smith Barney
14850 N. Scottsdale Road Suite 600
Scottsdale, AZ 85254

charles SCHWAB
ADVISOR SERVICES

1958 Summit Park Dr, Orlando, FL 32810

November 23, 2012

Re: Lefort Investors LP Acct *** FISMA & OMB Memorandum M-07-16 ***

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 473 shares of common stock Starwood Hotels. These 473 shares have been held in this account continuously for one year prior to November 19, 2012.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co, Inc.

Sincerely,

Darrell Pass
Director

<u>Exhibit C</u>

Copies Indicating the Company's Reports/Policies

See Attached.



GLOBAL CITIZENSHIP

POLICIES & REPORTING

ENVIRONMENTAL SUSTAINABILITY POLICY

Economic growth and society's well-being are inextricably tied to the health of the environment. We embrace our responsibility for environmental stewardship and are committed to integrating leading environmental practices and sustainability principles into our core business strategy. VIEW POLICY

Carbon Disclosure Project Reporting

We work closely with the Carbon Disclosure Project (CDP), an independent not-for-profit organization that provides a global system for companies and cities to measure, disclose, manage and share environmental information. LEARN MORE

Human Rights Policy

We acknowledge and respect the principles contained in the Universal Declaration of Human Rights. Starwood's Human Rights Policy reflects the Company's commitment to conduct its business in a manner consistent with these principles and to protect human rights within the company's sphere of influence. VIEW POLICY (PDF)

Human Trafficking Position Statement

We recognize that we have a responsibility around the world to help play a critical role in increasing awareness and prevention of human trafficking. Starwood's commitment to this issue is reflected in the industry-wide Position Statement. VIEW STATEMENT (PDF)





GLOBAL CITIZENSHIP

POLICIES & REPORTING

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Environmental Sustainability Policy

We, at Starwood Hotels & Resorts Worldwide, Inc., believe that economic growth and the well-being of society are inextricably tied to the health of the environment. Accordingly, we embrace our responsibility for environmental stewardship and are committed to integrating leading environmental practices and sustainability principles into our core business strategy.

Through collaboration with our hotel owners, franchisees, suppliers and business partners, we will actively work to reduce the environmental impact of our business activities and to continually improve and innovate on practices aimed at:

Conserving natural resources
Minimizing waste and pollution
Enhancing indoor environmental quality
Establishing and reporting on key environmental performance indicators
Raising environmental awareness among our associates, guests and communities

We acknowledge that, in many ways, we, like the global community we serve, are only in the early stages of developing and implementing the many changes that will be necessary to achieve these vital goals. Nonetheless, we strongly believe that our efforts to support a healthy environment serve the interests of both current and future generations and constitute the foundation for enduring success.

For more information on Starwood's Environmental programs, please contact GLOBAL.CITIZENSHIP@STARWOODHOTELS.COM.





GLOBAL CITIZENSHIP

POLICIES & REPORTING

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Carbon Disclosure Project

The Carbon Disclosure Project (CDP) is an independent not-for-profit organization holding the largest database of primary corporate climate change information in the world and representing investors with combined assets of $71 trillion under management.

Over 3,000 organizations in some 60 countries around the world now measure and disclose their greenhouse gas emissions, water management and climate change strategies through CDP. In order to set reduction targets and make performance improvements. This data is made available for use by a wide audience including institutional investors, corporations, policymakers and their advisors, public sector organizations, government bodies, academics and the public.

Starwood is committed to annually report and publicly disclose its carbon footprint, via the Carbon Disclosure Project Survey (CDP) for all of its hotel and corporate office operations. 2011 represents Starwood's fifth consecutive year of reporting its carbon footprint through the CDP. In addition, 2011 marks the first year in which Starwood also reported critical water-related data to the CDP via the Water Disclosure project and supply chain related data through the CDP Supply Chain, an entirely separate reporting and tracking mechanism which has its independent reporting timelines and data input. To read the latest reports from CDP, click the links below.

CDP GLOBAL 500 REPORT 2011

CDP WATER DISCLOSURE 2011

CDP SUPPLY CHAIN 2012



STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

HUMAN RIGHTS POLICY STATEMENT

Preamble

Starwood Hotels & Resorts Worldwide, Inc. acknowledges and respects the principles contained in the Universal Declaration of Human Rights. Starwood's Human Rights Policy reflects the Company's commitment to conduct its business in a manner consistent with these principles and to protect human rights within the company's sphere of influence. Starwood demonstrates global leadership in responsible workplace practices, and endeavors to conduct its business operations in a manner that is free from complicity in human rights abuses.

Ethical Business Conduct

Starwood's policies require that its business be conducted with honesty and integrity, and in compliance with all applicable laws. Company policies establish clear ethical standards and guidelines for how we do business and establish accountability. All company associates are required to obey the law and comply with specific standards relating to legal obligations, ethics, and business conduct. The Company has clear accountability mechanisms in place to monitor and report on compliance with these directives.

Protection of the Rights of Children

Starwood condemns all forms of exploitation of children. The Company does not recruit child labor, and supports the elimination of exploitative child labor. Starwood also supports laws duly enacted to prevent and punish the crime of sexual exploitation of children. Starwood will work to raise awareness concerning such exploitation, and will cooperate with law enforcement authorities to address any such instances of exploitation of which the Company becomes aware.

Protection of the Rights of Associates

Starwood supports and upholds the elimination of discriminatory practices with respect to employment and occupation, and promotes and embraces diversity in all aspects of its business operations. Starwood further supports the elimination of all forms of forced, bonded or compulsory labor and the freedom of association.

December 2007


International
Tourism
Partnership

HUMAN TRAFFICKING POSITION STATEMENT

The International Tourism Partnership brings together the world's leading international hotel companies to provide a voice for social and environmental responsibility in the industry. We engage in ongoing dialogue to reach collaborative solutions to common critical issues. Human Trafficking[1] is the modern form of slavery and the fastest-growing international crime, affecting many industries worldwide.

In 2005 the International Labour Organization estimated that human trafficking is the third-largest illicit moneymaking venture in the world, after drug dealing and the arms trade, generating about $32 billion annually. According to UNICEF, 1.2 million children are trafficked every year, exposing them to violence and sexual exploitation. As an industry we recognize that we have a responsibility around the world to help play a critical role in increasing awareness and prevention, both directly and through the supply chain.

These crimes, in particular the exploitation of children, are known to occur on occasion at hotel properties, which are publically accessible. It is important to note that cases of child exploitation or 'sex trafficking' in hotels are rare and that perceived suspicious activity can have an innocent explanation. We strongly support efforts designed to deter abuse and exploitation of children at our properties. We also recognise the importance of maintaining our guests' legal right to privacy.

As leaders in the industry, we support the Guiding Principles outlined in the UN's "Protect, Respect and Remedy" Framework for Business and Human Rights by taking a zero tolerance approach to human trafficking within our spheres of influence. Eliminating human trafficking and the exploitation of children is a long, complex process that can only be fully realized by constructive partnering with law enforcement at all levels, governments, NGOs, communities and business across industries including their employees and customers.

To demonstrate our absolute commitment we are:

1. Developing a corporate strategy for an anti-trafficking policy, which will permeate all activities, including supplier codes of conduct, and clear procedures for reporting any suspected incidences.
2. Contributing to the prevention of human trafficking, through awareness training and engagement of our employees and guests, where practical.
3. Developing and sharing best practice.

As many branded hotels in the industry are operated under a franchising arrangement, it should be recognised that they are independently owned and operated establishments. However, it is imperative that all of our hotels obey the law and ensure that their operations comply with relevant standards of ethics and business conduct. It is our obligation to reinforce throughout our networks that illicit activity like human trafficking not only puts our brand reputation at risk, but also has the potential to endanger our employees and guests.

[1] **UN Palermo Protocol Definition** "Trafficking in persons" shall mean the recruitment, transportation, transfer, harbouring or receipt of persons, by means of the threat or use of force or other forms of coercion, of abduction, of fraud, of deception, of the abuse of power or of a position of vulnerability or of the giving or receiving of payments or benefits to achieve the consent of a person having control over another person, for the purpose of exploitation. Exploitation shall include, at a minimum, the exploitation of the prostitution of others or other forms of sexual exploitation, forced labour or services, slavery or practices similar to slavery, servitude or the removal of organs.

Source: United Nations Office on Drugs and Crime (http://www.unodc.org/unodc/en/treaties/CTOC/index.html)